Exhibit 99.1

Thomson Reuters Reports Third-Quarter 2024 Results

TORONTO, November 5, 2024 – Thomson Reuters (TSX/NYSE: TRI) today reported results for the third quarter ended September 30, 2024:

•	Good revenue momentum continued in the third quarter
o	Total company revenues up 8%, organic revenues up 7%
•	Organic revenues up 9% for the “Big 3” segments (Legal Professionals, Corporates and Tax & Accounting Professionals)
•	Raised total company full-year organic revenue growth outlook to approximately 7%
o	Raised organic revenue growth outlook for “Big 3” to approximately 8.5%
•	Announced agreement to sell its FindLaw business

“We saw good momentum continue in the third quarter, with revenue and margins moderately ahead of our expectations” said Steve Hasker, President and CEO of Thomson Reuters.

“We remain focused on driving innovation across our portfolio and markets to best serve our customers, demonstrated by our investment in AI now increasing to more than $200 million in 2024. We continue to make progress against our “Build, Partner, Buy” strategy, including launching several new AI product capabilities and making exciting enhancements to CoCounsel, our professional-grade GenAI assistant. In addition, we have closed on the strategic acquisitions of Safe Sign Technologies and Materia, which complement our product roadmap and further accelerate our provision of GenAI tools for professionals.”

Mr. Hasker added, “As we look ahead, we are committed to taking a balanced capital allocation approach, focusing on delivering sustained value creation through a long-term investment strategy.”

Consolidated Financial Highlights—Three Months Ended September 30

Three Months Ended September 30, (Millions of U.S. dollars, except for adjusted EBITDA margin and EPS) (unaudited)
	2024	2023	Change	Change at Constant Currency
IFRS Financial Measures(1)
Revenues	$1,724	$1,594	8%
Operating profit	$415	$441	-6%
Diluted earnings per share (EPS)	$0.67	$0.80	-16%
Net cash provided by operating activities	$756	$674	12%
Non-IFRS Financial Measures(1)
Revenues	$1,724	$1,594	8%	9%
Adjusted EBITDA	$609	$632	-4%	-4%
Adjusted EBITDA margin	35.3%	39.6%	-430bp	-450bp
Adjusted EPS	$0.80	$0.82	-2%	-2%
Free cash flow	$591	$529	12%

(1)  In addition to results reported in accordance with International Financial Reporting Standards (IFRS), the company uses certain non-IFRS financial measures as supplemental indicators of its operating performance and financial position. See the “Non-IFRS Financial Measures” section and the tables appended to this news release for additional information on these and other non-IFRS financial measures, including how they are defined and reconciled to the most directly comparable IFRS measures.

Thomson Reuters Reports Third-Quarter 2024 Results

Revenues increased 8%, driven by growth in recurring and transactions revenues. Acquisitions had a 1% positive impact and foreign currency had a slightly negative impact on revenue growth.

o	Organic revenues increased 7%, driven by 8% growth in recurring revenues (84% of total revenues) and 12% growth in transactions revenues. Global Print revenues decreased 6% organically.
o	The company’s “Big 3” segments reported organic revenue growth of 9% and collectively comprised 81% of total revenues.

Operating profit decreased 6% as higher revenues were more than offset by higher costs which included growth investments and the impact of acquisitions.

o

Adjusted EBITDA decreased 4% primarily due to the same factors that impacted operating profit. The related margin decreased to 35.3% from 39.6% in the prior-year period. Foreign currency had a 20 basis points positive impact on the year-over-year change in adjusted EBITDA margin.

Diluted EPS decreased to $0.67 compared to $0.80 in the prior-year period primarily reflecting higher tax expense, as the prior-year period included the release of certain tax reserves.

o

Adjusted EPS, which excludes the release of certain tax reserves, as well as other adjustments, decreased to $0.80 per share from $0.82 per share in the prior-year period as lower adjusted EBITDA and higher income taxes more than offset lower interest expense.

Net cash provided by operating activities increased by $82 million in the third quarter, primarily due to certain component changes in working capital.

o	Free cash flow increased $62 million primarily due to the increase in cash flow from operating activities.

Thomson Reuters Reports Third-Quarter 2024 Results

Highlights by Customer Segment – Three Months Ended September 30

(Millions of U.S. dollars, except for adjusted EBITDA margins) (unaudited)

	Three Months Ended
	September 30,		Change
	2024	2023	Total	Constant Currency(1)	Organic(1)(2)

Revenues
Legal Professionals	$745	$688	8%	8%	7%
Corporates	437	391	12%	12%	10%
Tax & Accounting Professionals	221	203	9%	11%	10%

“Big 3” Segments Combined(1)	1,403	1,282	9%	10%	9%
Reuters News	199	180	10%	10%	8%
Global Print	128	137	-7%	-6%	-6%
Eliminations/Rounding	(6)	(5)

Revenues	$1,724	$1,594	8%	9%	7%

Adjusted EBITDA(1)
Legal Professionals	$334	$338	-1%	-1%
Corporates	162	164	-1%	-2%
Tax & Accounting Professionals	59	64	-7%	-5%

“Big 3” Segments Combined(1)	555	566	-2%	-2%
Reuters News	40	37	10%	14%
Global Print	43	55	-22%	-21%
Corporate costs	(29)	(26)	n/a	n/a

Adjusted EBITDA	$609	$632	-4%	-4%

Adjusted EBITDA Margin(1)
Legal Professionals	44.9%	49.1%	-420bp	-430bp
Corporates	36.8%	41.9%	-510bp	-520bp
Tax & Accounting Professionals	26.8%	31.2%	-440bp	-430bp
“Big 3” Segments Combined(1)	39.5%	44.0%	-450bp	-460bp
Reuters News	20.4%	20.4%	0bp	70bp
Global Print	33.1%	39.6%	-650bp	-640bp
Adjusted EBITDA margin	35.3%	39.6%	-430bp	-450bp

(1)  See the “Non-IFRS Financial Measures” section and the tables appended to this news release for additional information on these and other non-IFRS financial measures. To compute segment and consolidated adjusted EBITDA margin, the company excludes fair value adjustments related to acquired deferred revenue.

(2)  Computed for revenue growth only.

n/a:  not applicable

Unless otherwise noted, all revenue growth comparisons by customer segment in this news release are at constant currency (or exclude the impact of foreign currency) as Thomson Reuters believes this provides the best basis to measure their performance.

Thomson Reuters Reports Third-Quarter 2024 Results

Legal Professionals

Revenues increased 8% to $745 million and included a positive impact from acquisitions. Organic revenue growth was 7%.

o	Recurring revenues increased 9% (97% of total, 8% organic). Organic growth was primarily driven by Westlaw, CoCounsel, Practical Law and the segment’s international businesses.
o	Transactions revenues decreased 11% (3% of total, all organic).

Adjusted EBITDA decreased 1% to $334 million.

o	The margin decreased to 44.9% from 49.1% primarily driven by higher investments.

Corporates

Revenues increased 12% to $437 million, including the acquisition impact of Pagero. Organic revenue growth was 10%.

o	Recurring revenues increased 12% (89% of total, 9% organic). Organic growth was primarily driven by Practical Law, Direct and Indirect Tax, Clear and the segment’s international businesses.
o	Transactions revenues increased 12% (11% of total, 13% organic) driven primarily by Trust, Direct Tax and segment’s international businesses.

Adjusted EBITDA decreased 1% to $162 million.

o	The margin decreased to 36.8% from 41.9%, primarily driven by the Pagero acquisition and higher investments.

Tax & Accounting Professionals

Revenues increased 11% to $221 million. Organic revenue growth was 10%.

o	Recurring revenues increased 10% (77% of total, all organic). Organic growth was driven by the segment’s Latin America business and UltraTax products.
o	Transactions revenues increased 16% (23% of total, 13% organic) primarily due to UltraTax, Confirmation and the segment’s international businesses.

Adjusted EBITDA decreased 7% to $59 million.

o	The margin decreased to 26.8% from 31.2%, primarily driven by higher investments.

The Tax & Accounting Professionals segment is the company’s most seasonal business with approximately 60% of full-year revenues typically generated in the first and fourth quarters. As a result, the margin performance of this segment has been generally higher in the first and fourth quarters as costs are typically incurred in a more linear fashion throughout the year.

Thomson Reuters Reports Third-Quarter 2024 Results

Reuters News

Revenues of $199 million increased 10% (8% organic) which included a positive impact from acquisitions. Organic revenue growth was driven primarily by Generative AI related content licensing revenue that was largely transactional in nature and by a contractual price increase from our news agreement with the Data & Analytics business of LSEG.

Adjusted EBITDA increased 10% to $40 million driven by higher revenues.

Global Print

Revenues of $128 million decreased 6%, all organic, driven in part by the migration of customers from a Global Print product to Westlaw.

Adjusted EBITDA decreased 22% to $43 million.

o	The margin decreased to 33.1% from 39.6% primarily due to lower revenues.

Corporate Costs

Corporate costs were $29 million compared to $26 million in the prior-year period.

Consolidated Financial Highlights – Nine Months Ended September 30

Nine Months Ended September 30, (Millions of U.S. dollars, except for adjusted EBITDA margin and EPS) (unaudited)
	2024	2023	Change	Change at Constant Currency
IFRS Financial Measures(1)
Revenues	$5,349	$4,979	7%
Operating profit	$1,387	$1,774	-22%
Diluted EPS	$3.59	$4.31	-17%
Net cash provided by operating activities	$1,893	$1,636	16%
Non-IFRS Financial Measures(1)
Revenues	$5,349	$4,979	7%	8%
Adjusted EBITDA	$2,061	$1,971	5%	5%
Adjusted EBITDA margin	38.5%	39.5%	-100bp	-120bp
Adjusted EPS	$2.76	$2.53	9%	9%
Free cash flow	$1,403	$1,258	12%

(1)  In addition to results reported in accordance with IFRS, the company uses certain non-IFRS financial measures as supplemental indicators of its operating performance and financial position. See the “Non-IFRS Financial Measures” section and the tables appended to this news release for additional information on these and other non-IFRS financial measures, including how they are defined and reconciled to the most directly comparable IFRS measures.

Thomson Reuters Reports Third-Quarter 2024 Results

Revenues increased 7%, driven by growth in recurring and transactions revenues. Foreign currency had a slightly negative impact on revenue growth.

o	Organic revenues increased 8%, driven by 8% growth in recurring revenues (80% of total revenues) and 14% growth in transactions revenues. Global Print revenues decreased 8% organically.
o	The company’s “Big 3” segments reported organic revenue growth of 9% and collectively comprised 82% of total revenues.

Operating profit decreased 22%, primarily because the 2023 period included a gain on the sale of a majority stake in the company’s Elite business.

o

Adjusted EBITDA, which excludes the gain on sale of Elite, as well as other items, increased 5% as higher revenues more than offset growth investments and the impact of acquisitions. The related margin decreased to 38.5% from 39.5% in the prior-year period. Foreign currency had a 20 basis points positive impact on the year-over-year change in adjusted EBITDA margin.

Diluted EPS decreased to $3.59 compared to $4.31 in the prior-year period. The current period reflected lower operating profit and included a $468 million non-cash tax benefit related to tax legislation enacted in Canada. The prior-year period included a significant increase in the value of the company’s investment in LSEG. In 2024, diluted EPS also benefited from a reduction in weighted-average common shares outstanding due to share repurchases and the company’s June 2023 return of capital transaction.

o

Adjusted EPS, which excludes the gain on sale of Elite, the changes in value of the company’s LSEG investment, the non-cash tax benefit, as well as other adjustments, increased to $2.76 per share from $2.53 per share in the prior-year period, primarily due to higher adjusted EBITDA. In 2024, adjusted EPS also benefited from a reduction in weighted-average common shares.

Net cash provided by operating activities increased by $257 million due to the cash benefits from higher revenues that more than offset investment spending. The prior-year period also included $80 million of payments associated with the company’s Change Program, which was completed at the end of 2022.

o	Free cash flow increased $145 million as higher cash flows from operating activities more than offset higher capital expenditures and lower cash flows from other investing activities.

Thomson Reuters Reports Third-Quarter 2024 Results

Highlights by Customer Segment—Nine Months Ended September 30

(Millions of U.S. dollars, except for adjusted EBITDA margins) (unaudited)
	Nine Months Ended September 30,		Change
	2024	2023	Total	Constant Currency(1)	Organic(1)(2)
	2024	2023	Total	Constant Currency(1)	Organic(1)(2)
Revenues
Legal Professionals	$2,193	$2,107	4%	4%	7%
Corporates	1,386	1,218	14%	14%	10%
Tax & Accounting Professionals	799	714	12%	14%	12%

“Big 3” Segments Combined(1)	4,378	4,039	8%	9%	9%
Reuters News	614	549	12%	12%	9%
Global Print	375	408	-8%	-8%	-8%
Eliminations/Rounding	(18)	(17)

Revenues	$5,349	$4,979	7%	8%	8%

Adjusted EBITDA(1)
Legal Professionals	$1,003	$1,001	0%	0%
Corporates	518	481	8%	7%
Tax & Accounting Professionals	331	302	10%	11%

“Big 3” Segments Combined(1)	1,852	1,784	4%	4%
Reuters News	151	111	37%	39%
Global Print	133	158	-16%	-16%
Corporate costs	(75)	(82)	n/a	n/a

Adjusted EBITDA	$2,061	$1,971	5%	5%

Adjusted EBITDA Margin(1)
Legal Professionals	45.7%	47.5%	-180bp	-180bp
Corporates	37.2%	39.4%	-220bp	-230bp
Tax & Accounting Professionals	41.5%	41.6%	-10bp	-20bp
“Big 3” Segments Combined(1)	42.3%	44.0%	-170bp	-180bp
Reuters News	24.6%	20.1%	450bp	460bp
Global Print	35.5%	38.6%	-310bp	-330bp
Adjusted EBITDA margin	38.5%	39.5%	-100bp	-120bp

(1)  See the “Non-IFRS Financial Measures” section and the tables appended to this news release for additional information on these and other non-IFRS financial measures. To compute segment and consolidated adjusted EBITDA margin, the company excludes fair value adjustments related to acquired deferred revenue.

(2)  Computed for revenue growth only.

n/a:  not applicable

2024 Outlook

The company raised its 2024 outlook for organic revenue growth to reflect strong year-to-date performance. All other measures in the outlook were maintained.

The company’s outlook for 2024 in the table below assumes constant currency rates and excludes the impact of any future acquisitions or dispositions that may occur during the remainder of the year. Thomson Reuters believes that this type of guidance provides useful insight into the anticipated performance of its businesses.

The company expects its fourth-quarter 2024 organic revenue growth to be approximately 5% and its adjusted EBITDA margin to be approximately 37%.

Thomson Reuters Reports Third-Quarter 2024 Results

The company continues to operate in an uncertain macroeconomic environment, reflecting ongoing geopolitical risk, uneven economic growth and an evolving interest rate and inflationary backdrop. Any worsening of the global economic or business environment, among other factors, could impact the company’s ability to achieve its outlook.

Reported Full-Year 2023 Results and Full-Year 2024 Outlook

Total Thomson Reuters	FY 2023 Reported	FY 2024 Outlook 2/8/2024	FY 2024 Outlook 5/2/2024	FY 2024 Outlook 8/1/2024	FY 2024 Outlook 11/5/2024

Total Revenue Growth	3%	~ 6.5%	6.5% - 7.0%	~ 7.0%	Unchanged

Organic Revenue Growth(1)	6%	~ 6%	6.0% - 6.5%	~ 6.5%	~7.0%

Adjusted EBITDA Margin(1)	39.3%	~ 38%	Unchanged	Unchanged	Unchanged

Corporate Costs	$115 million	$120 - $130 million	Unchanged	Unchanged	Unchanged

Free Cash Flow(1)	$1.9 billion	~ $1.8 billion	Unchanged	Unchanged	Unchanged

Accrued Capex as % of Revenues(1)	7.8%	~ 8.5%	Unchanged	Unchanged	Unchanged

Depreciation & Amortization of Computer Software Depreciation & Amortization of Internally Developed Software Amortization of Acquired Software	$628 million $556 million $72 million	$730 - $750 million $595 - $615 million ~ $135 million	Unchanged Unchanged Unchanged	Unchanged $580 - $600 million ~ $150 million	Unchanged Unchanged Unchanged

Interest Expense (P&L)(2)	$164 million(2)	$150 - $170 million	Unchanged	$125 - $145 million	Unchanged

Effective Tax Rate on Adjusted Earnings(1)	16.5%	~ 18%	Unchanged	Unchanged	Unchanged

“Big 3” Segments(1)	FY 2023 Reported	FY 2024 Outlook 2/8/2024	FY 2024 Outlook 5/2/2024	FY 2024 Outlook 8/1/2024	FY 2024 Outlook 11/5/2024

Total Revenue Growth	3%	~ 8%	8.0% - 8.5%	~ 8.5%	Unchanged

Organic Revenue Growth	7%	~ 7.5%	7.5% - 8.0%	~ 8.0%	~8.5%

Adjusted EBITDA Margin	43.8%	~ 43%	Unchanged	Unchanged	Unchanged

(1)	Non-IFRS financial measures. See the “Non-IFRS Financial Measures” section below as well as the tables and footnotes appended to this news release for more information.
(2)	Full-year 2023 interest expense excludes a $12 million benefit associated with the release of a tax reserve that is removed from adjusted earnings.

The information in this section is forward-looking. Actual results, which will include the impact of currency and future acquisitions and dispositions completed during 2024 may differ materially from the company’s 2024 outlook. The information in this section should also be read in conjunction with the section below entitled “Special Note Regarding Forward-Looking Statements, Material Risks and Material Assumptions.”

Thomson Reuters Reports Third-Quarter 2024 Results

Dividends and common shares outstanding

A quarterly dividend of $0.54 per share is payable on December 10, 2024 to common shareholders of record as of November 21, 2024.

As of October 31, 2024, Thomson Reuters had approximately 449.9 million common shares outstanding.

Acquisitions

In August 2024, the company acquired Safe Sign Technologies, a U.K-based startup that is developing legal-specific large language models (LLMs).

In October 2024, the company acquired Materia, a US-based startup that has developed an agentic AI assistant for the tax, audit and accounting profession.

Sale agreement

In October 2024, the company announced the signing of a definitive agreement to sell its FindLaw business. FindLaw operates an online legal directory and provides website creation and hosting services, law firm marketing solutions, and peer rating services. The sale is expected to close in the fourth quarter of 2024 contingent on receiving regulatory approvals and satisfaction of other customary closing conditions.

Thomson Reuters

Thomson Reuters (NYSE / TSX: TRI) informs the way forward by bringing together the trusted content and technology that people and organizations need to make the right decisions. The company serves professionals across legal, tax, accounting, compliance, government, and media. Its products combine highly specialized software and insights to empower professionals with the data, intelligence, and solutions needed to make informed decisions, and to help institutions in their pursuit of justice, truth and transparency. Reuters, part of Thomson Reuters, is a world leading provider of trusted journalism and news. For more information, visit tr.com.

NON-IFRS FINANCIAL MEASURES

Thomson Reuters prepares its financial statements in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB).

This news release includes certain non-IFRS financial measures, which include ratios that incorporate one or more non-IFRS financial measures, such as adjusted EBITDA (other than at the customer segment level) and the related margin, free cash flow, adjusted earnings and the effective tax rate on adjusted earnings, adjusted EPS, accrued capital expenditures expressed as a percentage of revenues, selected measures excluding the impact of foreign currency, changes in revenues computed on an organic basis as well as all financial measures for the “Big 3” segments.

Thomson Reuters uses these non-IFRS financial measures as supplemental indicators of its operating performance and financial position as well as for internal planning purposes and the company’s business outlook. Additionally, Thomson Reuters uses non-IFRS measures as the basis for management incentive programs. These measures do not have any standardized meanings prescribed by IFRS and therefore are unlikely to be comparable to the calculation of similar measures used by other companies and should not be viewed as alternatives to measures of financial performance calculated in accordance with IFRS. Non-IFRS financial measures are defined and reconciled to the most directly comparable IFRS measures in the appended tables.

The company’s outlook contains various non-IFRS financial measures. The company believes that providing reconciliations of forward-looking non-IFRS financial measures in its outlook would be potentially misleading and not practical due to the difficulty of projecting items that are not reflective of ongoing operations in any future period. The magnitude of these items may be significant. Consequently, for outlook purposes only, the company is unable to reconcile these non-IFRS measures to the most directly comparable IFRS measures because it cannot predict, with reasonable certainty, the impacts of changes in foreign exchange rates which impact (i) the translation of its results reported at average foreign currency rates for the year, and (ii)

Thomson Reuters Reports Third-Quarter 2024 Results

other finance income or expense related to intercompany financing arrangements. Additionally, the company cannot reasonably predict the occurrence or amount of other operating gains and losses that generally arise from business transactions that the company does not currently anticipate.

ROUNDING

Other than EPS, the company reports its results in millions of U.S. dollars, but computes percentage changes and margins using whole dollars to be more precise. As a result, percentages and margins calculated from reported amounts may differ from those presented, and growth components may not total due to rounding.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS, MATERIAL RISKS AND MATERIAL ASSUMPTIONS

Certain statements in this news release, including, but not limited to, statements in Mr. Hasker’s comments, the “2024 Outlook” section, and statements relating to the sale of the company’s FindLaw business, are forward-looking. The words “will”, “expect”, “believe”, “target”, “estimate”, “could”, “should”, “intend”, “predict”, “project” and similar expressions identify forward-looking statements. While the company believes that it has a reasonable basis for making forward-looking statements in this news release, they are not a guarantee of future performance or outcomes and there is no assurance that any of the other events described in any forward-looking statement will materialize. Forward-looking statements are subject to a number of risks, uncertainties and assumptions that could cause actual results or events to differ materially from current expectations. Many of these risks, uncertainties and assumptions are beyond the company’s control and the effects of them can be difficult to predict.

Some of the material risk factors that could cause actual results or events to differ materially from those expressed in or implied by forward-looking statements in this news release include, but are not limited to, those discussed on pages 19-35 in the “Risk Factors” section of the company’s 2023 annual report. These and other risk factors are discussed in materials that Thomson Reuters from time-to-time files with, or furnishes to, the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission (SEC). Thomson Reuters annual and quarterly reports are also available in the “Investor Relations” section of tr.com.

The company’s business outlook is based on information currently available to the company and is based on various external and internal assumptions made by the company in light of its experience and perception of historical trends, current conditions and expected future developments, as well as other factors that the company believes are appropriate under the circumstances. Material assumptions and material risks may cause actual performance to differ from the company’s expectations underlying its business outlook. In particular, the global economy has experienced substantial disruption due to concerns regarding economic effects associated with the macroeconomic backdrop and ongoing geopolitical risks. The company’s business outlook assumes that uncertain macroeconomic and geopolitical conditions will continue to disrupt the economy and cause periods of volatility, however, these conditions may last substantially longer than expected and any worsening of the global economic or business environment could impact the company’s ability to achieve its outlook and affect its results and other expectations. For a discussion of material assumptions and material risks related to the company’s 2024 outlook see page 19 of the company’s second-quarter management’s discussion and analysis (MD&A) for the period ended June 30, 2024. The company’s quarterly MD&A and annual report was filed with, or furnished to, the Canadian securities regulatory authorities and the U.S. SEC and are also available in the “Investor Relations” section of tr.com.

The company has provided an outlook for the purpose of presenting information about current expectations for the period presented. This information may not be appropriate for other purposes. You are cautioned not to place undue reliance on forward-looking statements which reflect expectations only as of the date of this news release.

Except as may be required by applicable law, Thomson Reuters disclaims any obligation to update or revise any forward-looking statements.

Thomson Reuters Reports Third-Quarter 2024 Results

CONTACTS

MEDIA Gehna Singh Kareckas Senior Director, Corporate Affairs +1 613 979 4272 gehna.singhkareckas@tr.com	INVESTORS Gary Bisbee, CFA Head of Investor Relations +1 646 540 3249 gary.bisbee@tr.com

Thomson Reuters will webcast a discussion of its third-quarter 2024 results and its 2024 business outlook today beginning at 8:30 a.m. Eastern Standard Time (EST). You can access the webcast by visiting ir.tr.com. An archive of the webcast will be available following the presentation.

Thomson Reuters Reports Third-Quarter 2024 Results

Thomson Reuters Corporation

Consolidated Income Statement

(millions of U.S. dollars, except per share data)

(unaudited)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2024	2023	2024	2023
CONTINUING OPERATIONS
Revenues	$1,724	$1,594	$5,349	$4,979
Operating expenses	(1,117)	(958)	(3,288)	(3,022)
Depreciation	(30)	(28)	(87)	(87)
Amortization of computer software	(151)	(132)	(458)	(377)
Amortization of other identifiable intangible assets	(21)	(24)	(69)	(72)
Other operating gains (losses), net	10	(11)	(60)	353

Operating profit	415	441	1,387	1,774
Finance costs, net:
Net interest expense	(21)	(32)	(97)	(121)
Other finance (costs) income	(32)	117	(8)	(75)

Income before tax and equity method investments	362	526	1,282	1,578
Share of post-tax (losses) earnings in equity method investments	(8)	(174)	45	815
Tax (expense) benefit	(77)	18	258	(397)

Earnings from continuing operations	277	370	1,585	1,996
Earnings (loss) from discontinued operations, net of tax	24	(3)	35	21

Net earnings	$301	$367	$1,620	$2,017
Earnings (loss) attributable to:
Common shareholders	$301	$367	$1,623	$2,017
Non-controlling interests	—	—	(3)	—
Earnings per share:
Basic earnings (loss) per share:
From continuing operations	$0.61	$0.81	$3.51	$4.27
From discontinued operations	0.06	(0.01)	0.08	0.05

Basic earnings per share	$0.67	$0.80	$3.59	$4.32

Diluted earnings (loss) per share:
From continuing operations	$0.61	$0.81	$3.51	$4.27
From discontinued operations	0.06	(0.01)	0.08	0.04

Diluted earnings per share	$0.67	$0.80	$3.59	$4.31

Basic weighted-average common shares	449,886,792	455,458,515	450,788,536	466,078,377

Diluted weighted-average common shares	450,458,885	456,062,363	451,424,716	466,838,142

Thomson Reuters Reports Third-Quarter 2024 Results

Thomson Reuters Corporation

Consolidated Statement of Financial Position

(millions of U.S. dollars)

(unaudited)

	September 30, 2024	December 31, 2023
Assets
Cash and cash equivalents	$1,731	$1,298
Trade and other receivables	1,011	1,122
Other financial assets	54	66
Prepaid expenses and other current assets	394	435

Current assets excluding assets held for sale	3,190	2,921
Assets held for sale	168	—

Current assets	3,358	2,921
Property and equipment, net	430	447
Computer software, net	1,430	1,236
Other identifiable intangible assets, net	3,165	3,165
Goodwill	7,342	6,719
Equity method investments	277	2,030
Other financial assets	380	444
Other non-current assets	623	618
Deferred tax	1,426	1,104

Total assets	$18,431	$18,684

Liabilities and equity
Liabilities
Current indebtedness	$1,036	$372
Payables, accruals and provisions	1,063	1,114
Current tax liabilities	296	248
Deferred revenue	1,044	992
Other financial liabilities	100	507

Current liabilities excluding liabilities associated with assets held for sale	3,539	3,233
Liabilities associated with assets held for sale	22	—

Current liabilities	3,561	3,233
Long-term indebtedness	1,847	2,905
Provisions and other non-current liabilities	670	692
Other financial liabilities	243	237
Deferred tax	237	553

Total liabilities	6,558	7,620

Equity
Capital	3,462	3,405
Retained earnings	9,370	8,680
Accumulated other comprehensive loss	(959)	(1,021)

Total equity	11,873	11,064

Total liabilities and equity	$18,431	$18,684

Thomson Reuters Reports Third-Quarter 2024 Results

Thomson Reuters Corporation

Consolidated Statement of Cash Flow

(millions of U.S. dollars)

(unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2024	2023	2024	2023
Cash provided by (used in):
Operating activities
Earnings from continuing operations	$277	$370	$1,585	$1,996
Adjustments for:
Depreciation	30	28	87	87
Amortization of computer software	151	132	458	377
Amortization of other identifiable intangible assets	21	24	69	72
Share of post-tax losses (earnings) in equity method investments	8	174	(45)	(815)
Net (gains) losses on disposals of businesses and investments	(1)	6	3	(341)
Deferred tax	8	(251)	(687)	(369)
Other	56	(89)	173	188
Changes in working capital and other items	206	257	252	417

Operating cash flows from continuing operations	756	651	1,895	1,612
Operating cash flows from discontinued operations	—	23	(2)	24

Net cash provided by operating activities	756	674	1,893	1,636

Investing activities
Acquisitions, net of cash acquired	(25)	(678)	(492)	(1,201)
Proceeds related to disposals of businesses and investments	33	—	29	418
Proceeds from sales of LSEG shares	—	1,517	1,854	5,393
Capital expenditures	(149)	(145)	(446)	(412)
Other investing activities	—	14	6	82
Taxes paid on sales of LSEG shares and disposals of businesses	(65)	(273)	(202)	(543)

Investing cash flows from continuing operations	(206)	435	749	3,737
Investing cash flows from discontinued operations	—	—	—	(1)

Net cash (used in) provided by investing activities	(206)	435	749	3,736

Financing activities
Repayments of debt	(242)	—	(290)	—
Net repayments under short-term loan facilities	—	(1,214)	(139)	(443)
Payments of lease principal	(15)	(13)	(46)	(44)
Payments for return of capital on common shares	—	—	—	(2,045)
Repurchases of common shares	—	—	(639)	(718)
Dividends paid on preference shares	(1)	(1)	(4)	(4)
Dividends paid on common shares	(236)	(218)	(708)	(672)
Purchase of non-controlling interests	—	—	(384)	—
Other financing activities	2	(3)	3	2

Net cash used in financing activities	(492)	(1,449)	(2,207)	(3,924)

Translation adjustments	3	(2)	(2)	(1)

Increase (decrease) in cash and cash equivalents	61	(342)	433	1,447
Cash and cash equivalents at beginning of period	1,670	2,858	1,298	1,069

Cash and cash equivalents at end of period	$1,731	$2,516	$1,731	$2,516

Thomson Reuters Reports Third-Quarter 2024 Results

Thomson Reuters Corporation

Reconciliation of Earnings from Continuing Operations to Adjusted EBITDA(1)

(millions of U.S. dollars, except for margins)

(unaudited)

	Three Months Ended		Nine Months Ended		Year Ended
	September 30,		September 30,		December 31,
	2024	2023	2024	2023	2023
Earnings from continuing operations	$277	$370	$1,585	$1,996	$2,646
Adjustments to remove:
Tax expense (benefit)	77	(18)	(258)	397	417
Other finance costs (income)	32	(117)	8	75	192
Net interest expense	21	32	97	121	152
Amortization of other identifiable intangible assets	21	24	69	72	97
Amortization of computer software	151	132	458	377	512
Depreciation	30	28	87	87	116

EBITDA	$609	$451	$2,046	$3,125	$4,132
Adjustments to remove:
Share of post-tax losses (earnings) in equity method investments	8	174	(45)	(815)	(1,075)
Other operating (gains) losses, net	(10)	11	60	(353)	(397)
Fair value adjustments*	2	(4)	—	14	18

Adjusted EBITDA(1)	$609	$632	$2,061	$1,971	$2,678

Adjusted EBITDA margin(1)	35.3%	39.6%	38.5%	39.5%	39.3%

*

Fair value adjustments primarily represent gains or losses on intercompany balances that arise in the ordinary course of business due to changes in foreign currency exchange rates, which are a component of operating expenses, as well as adjustments related to acquired deferred revenue.

Thomson Reuters Corporation

Reconciliation of Net Cash Provided By Operating Activities to Free Cash Flow(1)

(millions of U.S. dollars)

(unaudited)

	Three Months Ended		Nine Months Ended		Year Ended
	September 30,		September 30,		December 31,
	2024	2023	2024	2023	2023
Net cash provided by operating activities	$756	$674	$1,893	$1,636	$2,341
Capital expenditures	(149)	(145)	(446)	(412)	(544)
Other investing activities	—	14	6	82	137
Payments of lease principal	(15)	(13)	(46)	(44)	(58)
Dividends paid on preference shares	(1)	(1)	(4)	(4)	(5)

Free cash flow(1)	$591	$529	$1,403	$1,258	$1,871

Thomson Reuters Corporation

Reconciliation of Capital Expenditures to Accrued Capital Expenditures(1)

(millions of U.S. dollars)

(unaudited)

Year Ended December 31,
2023
Capital expenditures	$544
Remove: IFRS adjustment to cash basis	(12)

Accrued capital expenditures(1)	$532

Accrued capital expenditures as a percentage of revenues(1)	7.8%

(1)	Refer to page 22 for additional information on non-IFRS financial measures.

Thomson Reuters Reports Third-Quarter 2024 Results

Thomson Reuters Corporation

Reconciliation of Net Earnings to Adjusted Earnings(1)

Reconciliation of Total Change in Adjusted EPS to Change in Constant Currency(1)

(millions of U.S. dollars, except for share and per share data)

(unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,		Year Ended December 31,
	2024	2023	2024	2023	2023
Net earnings	$301	$367	$1,620	$2,017	$2,695
Adjustments to remove:
Fair value adjustments*	2	(4)	—	14	18
Amortization of acquired computer software	34	21	109	48	72
Amortization of other identifiable intangible assets	21	24	69	72	97
Other operating (gains) losses, net	(10)	11	60	(353)	(397)
Interest benefit impacting comparability(2)	—	(12)	—	(12)	(12)
Other finance costs (income)	32	(117)	8	75	192
Share of post-tax losses (earnings) in equity method investments	8	174	(45)	(815)	(1,075)
Tax on above items(1)	(5)	(31)	(45)	227	265
Tax items impacting comparability(1)(2)	(2)	(62)	(483)	(64)	(172)
(Earnings) loss from discontinued operations, net of tax	(24)	3	(35)	(21)	(49)
Interim period effective tax rate normalization(1)	3	2	(7)	(1)	—
Dividends declared on preference shares	(1)	(1)	(4)	(4)	(5)

Adjusted earnings(1)(3)	$359	$375	$1,247	$1,183	$1,629

Adjusted EPS(1)(3)	$0.80	$0.82	$2.76	$2.53

Total change	-2%		9%
Foreign currency	0%		0%
Constant currency	-2%		9%
Diluted weighted-average common shares (millions)	450.5	456.1	451.4	466.8

Reconciliation of Effective Tax Rate on Adjusted Earnings(1)	Year-ended December 31,
2023
Adjusted earnings	$1,629
Plus: Dividends declared on preference shares	5
Plus: Tax expense on adjusted earnings	324

Pre-tax adjusted earnings	$1,958

IFRS Tax expense	$417
Remove tax related to:
Amortization of acquired computer software	17
Amortization of other identifiable intangible assets	22
Share of post-tax earnings in equity method investments	(253)
Other finance costs	31
Other operating gains, net	(81)
Other items	(1)

Subtotal—Remove tax expense on pre-tax items removed from adjusted earnings	(265)
Remove: Tax items impacting comparability	172

Total—Remove all items impacting comparability	(93)

Tax expense on adjusted earnings	$324

Effective tax rate on adjusted earnings	16.5%

*

Fair value adjustments primarily represent gains or losses on intercompany balances that arise in the ordinary course of business due to changes in foreign currency exchange rates, which are a component of operating expenses, as well as adjustments related to acquired deferred revenue.

(1)	Refer to page 22 for additional information on non-IFRS financial measures.
(2)	All periods of 2023 included the release of tax and interest reserves due to the expiration of statutes of limitation.
(3)	The adjusted earnings impact of non-controlling interests, which was applicable only to the nine months ended September 30, 2024, was not material.

Thomson Reuters Reports Third-Quarter 2024 Results

Thomson Reuters Corporation

Reconciliation of Changes in Revenues to Changes in Revenues on a Constant Currency(1) and Organic Basis(1)

(millions of U.S. dollars)

(unaudited)

	Three Months Ended September 30,		Change
	2024	2023	Total	Foreign Currency	SUBTOTAL Constant Currency	Net Acquisitions/ (Divestitures)	Organic
Total Revenues
Legal Professionals	$745	$688	8%	0%	8%	1%	7%
Corporates	437	391	12%	0%	12%	2%	10%
Tax & Accounting Professionals	221	203	9%	-2%	11%	1%	10%

“Big 3” Segments Combined(1)	1,403	1,282	9%	0%	10%	1%	9%
Reuters News	199	180	10%	0%	10%	2%	8%
Global Print	128	137	-7%	0%	-6%	0%	-6%
Eliminations/Rounding	(6)	(5)

Revenues	$1,724	$1,594	8%	0%	9%	1%	7%

Recurring Revenues
Legal Professionals	$721	$661	9%	0%	9%	1%	8%
Corporates	390	349	12%	0%	12%	3%	9%
Tax & Accounting Professionals	170	160	7%	-3%	10%	0%	10%

“Big 3” Segments Combined(1)	1,281	1,170	10%	0%	10%	1%	9%
Reuters News	167	158	6%	0%	6%	2%	4%
Eliminations/Rounding	(6)	(5)

Total Recurring Revenues	$1,442	$1,323	9%	0%	10%	1%	8%

Transactions Revenues
Legal Professionals	$24	$27	-12%	-2%	-11%	0%	-11%
Corporates	47	42	12%	0%	12%	-1%	13%
Tax & Accounting Professionals	51	43	16%	-1%	16%	3%	13%

“Big 3” Segments Combined(1)	122	112	8%	-1%	8%	1%	8%
Reuters News	32	22	45%	3%	41%	7%	35%

Total Transactions Revenues	$154	$134	14%	0%	14%	2%	12%

Growth percentages are computed using whole dollars. As a result, percentages calculated from reported amounts may differ from those presented, and growth components may not total due to rounding.

(1)	Refer to page 22 for additional information on non-IFRS financial measures.

Thomson Reuters Reports Third-Quarter 2024 Results

Thomson Reuters Corporation

Reconciliation of Changes in Revenues to Changes in Revenues on a Constant Currency(1) and Organic Basis(1)

(millions of U.S. dollars)

(unaudited)

	Nine Months Ended September 30,		Change
	2024	2023	Total	Foreign Currency	SUBTOTAL Constant Currency	Net Acquisitions/ (Divestitures)	Organic
Total Revenues
Legal Professionals	$2,193	$2,107	4%	0%	4%	-3%	7%
Corporates	1,386	1,218	14%	0%	14%	4%	10%
Tax & Accounting Professionals	799	714	12%	-2%	14%	2%	12%

“Big 3” Segments Combined(1)	4,378	4,039	8%	0%	9%	0%	9%
Reuters News	614	549	12%	-1%	12%	3%	9%
Global Print	375	408	-8%	0%	-8%	0%	-8%
Eliminations/Rounding	(18)	(17)

Revenues	$5,349	$4,979	7%	0%	8%	0%	8%

Recurring Revenues
Legal Professionals	$2,121	$2,000	6%	0%	6%	-2%	8%
Corporates	1,142	1,015	12%	0%	12%	3%	10%
Tax & Accounting Professionals	548	503	9%	-2%	11%	0%	11%

“Big 3” Segments Combined(1)	3,811	3,518	8%	0%	9%	0%	9%
Reuters News	495	468	6%	-1%	6%	2%	4%
Eliminations/Rounding	(18)	(17)

Total Recurring Revenues	$4,288	$3,969	8%	0%	8%	0%	8%

Transactions Revenues
Legal Professionals	$72	$107	-33%	-2%	-32%	-30%	-1%
Corporates	244	203	21%	0%	21%	10%	11%
Tax & Accounting Professionals	251	211	19%	-1%	19%	6%	13%

“Big 3” Segments Combined(1)	567	521	9%	-1%	9%	-1%	10%
Reuters News	119	81	47%	0%	47%	7%	39%

Total Transactions Revenues	$686	$602	14%	-1%	14%	0%	14%

	Year Ended December 31,		Change
	2023	2022	Total	Foreign Currency	SUBTOTAL Constant Currency	Net Acquisitions/ (Divestitures)	Organic
Total Revenues
Legal Professionals	$2,807	$2,803	0%	0%	0%	-6%	6%
Corporates	1,620	1,536	5%	0%	5%	-2%	7%
Tax & Accounting Professionals	1,058	986	7%	-2%	9%	-1%	10%

“Big 3” Segments Combined(1)	5,485	5,325	3%	0%	4%	-4%	7%
Reuters News	769	733	5%	0%	5%	1%	4%
Global Print	562	592	-5%	-1%	-4%	-1%	-3%
Eliminations/Rounding	(22)	(23)

Revenues	$6,794	$6,627	3%	0%	3%	-3%	6%

Growth percentages are computed using whole dollars. As a result, percentages calculated from reported amounts may differ from those presented, and growth components may not total due to rounding.

(1)	Refer to page 22 for additional information on non-IFRS financial measures.

Thomson Reuters Reports Third-Quarter 2024 Results

Thomson Reuters Corporation

Reconciliation of Changes in Adjusted EBITDA(1) and Related Margin(1) to Changes on a Constant Currency Basis(1)

(millions of U.S. dollars, except for margins)

(unaudited)

	Three Months Ended September 30,		Change
	2024	2023	Total	Foreign Currency	Constant Currency
Adjusted EBITDA(1)
Legal Professionals	$334	$338	-1%	0%	-1%
Corporates	162	164	-1%	0%	-2%
Tax & Accounting Professionals	59	64	-7%	-3%	-5%

“Big 3” Segments Combined(1)	555	566	-2%	0%	-2%
Reuters News	40	37	10%	-4%	14%
Global Print	43	55	-22%	0%	-21%
Corporate costs	(29)	(26)	n/a	n/a	n/a

Adjusted EBITDA	$609	$632	-4%	0%	-4%

Adjusted EBITDA Margin(1)
Legal Professionals	44.9%	49.1%	-420bp	10bp	-430bp
Corporates	36.8%	41.9%	-510bp	10bp	-520bp
Tax & Accounting Professionals	26.8%	31.2%	-440bp	-10bp	-430bp
“Big 3” Segments Combined(1)	39.5%	44.0%	-450bp	10bp	-460bp
Reuters News	20.4%	20.4%	0bp	-70bp	70bp
Global Print	33.1%	39.6%	-650bp	-10bp	-640bp
Adjusted EBITDA margin	35.3%	39.6%	-430bp	20bp	-450bp

Thomson Reuters Corporation

Reconciliation of Changes in Adjusted EBITDA(1) and Related Margin(1) to Changes on a Constant Currency Basis(1)

(millions of U.S. dollars, except for margins)

(unaudited)

	Nine Months Ended
	September 30,		Change
	2024	2023	Total	Foreign Currency	Constant Currency
Adjusted EBITDA(1)
Legal Professionals	$1,003	$1,001	0%	0%	0%
Corporates	518	481	8%	0%	7%
Tax & Accounting Professionals	331	302	10%	-2%	11%

“Big 3” Segments Combined(1)	1,852	1,784	4%	0%	4%
Reuters News	151	111	37%	-2%	39%
Global Print	133	158	-16%	0%	-16%
Corporate costs	(75)	(82)	n/a	n/a	n/a

Adjusted EBITDA	$2,061	$1,971	5%	0%	5%

Adjusted EBITDA Margin(1)
Legal Professionals	45.7%	47.5%	-180bp	0bp	-180bp
Corporates	37.2%	39.4%	-220bp	10bp	-230bp
Tax & Accounting Professionals	41.5%	41.6%	-10bp	10bp	-20bp
“Big 3” Segments Combined(1)	42.3%	44.0%	-170bp	10bp	-180bp
Reuters News	24.6%	20.1%	450bp	-10bp	460bp
Global Print	35.5%	38.6%	-310bp	20bp	-330bp
Adjusted EBITDA margin	38.5%	39.5%	-100bp	20bp	-120bp

n/a: not applicable

Growth percentages and margins are computed using whole dollars. As a result, percentages and margins calculated from reported amounts may differ from those presented, and growth components may not total due to rounding.

(1)	Refer to page 22 for additional information on non-IFRS financial measures.

Thomson Reuters Reports Third-Quarter 2024 Results

Reconciliation of adjusted EBITDA margin(1)

To compute segment and consolidated adjusted EBITDA margin, the company excludes fair value adjustments related to acquired deferred revenue from its IFRS revenues. The chart below reconciles IFRS revenues to revenues used in the calculation of adjusted EBITDA margin, which excludes fair value adjustments related to acquired deferred revenue.

Three months ended September 30, 2024
	IFRS revenues	Remove fair value adjustments to acquired deferred revenue	Revenues excluding fair value adjustments to acquired deferred revenue	Adjusted EBITDA	Adjusted EBITDA Margin
Legal Professionals	$745	—	$745	$334	44.9%
Corporates	437	$2	439	162	36.8%
Tax & Accounting Professionals	221	—	221	59	26.8%

“Big 3” Segments Combined	1,403	2	1,405	555	39.5%
Reuters News	199	—	199	40	20.4%
Global Print	128	—	128	43	33.1%
Eliminations/ Rounding	(6)	—	(6)	—	n/a
Corporate costs	—	—	—	(29)	n/a

Consolidated totals	$1,724	$2	$1,726	$609	35.3%

Nine months ended September 30, 2024
	IFRS revenues	Remove fair value adjustments to acquired deferred revenue	Revenues excluding fair value adjustments to acquired deferred revenue	Adjusted EBITDA	Adjusted EBITDA Margin
Legal Professionals	$2,193	$1	$2,194	$1,003	45.7%
Corporates	1,386	6	1,392	518	37.2%
Tax & Accounting Professionals	799	—	799	331	41.5%

“Big 3” Segments Combined	4,378	7	4,385	1,852	42.3%
Reuters News	614	1	615	151	24.6%
Global Print	375	—	375	133	35.5%
Eliminations/ Rounding	(18)	—	(18)	—	n/a
Corporate costs	—	—	—	(75)	n/a

Consolidated totals	$5,349	$8	$5,357	$2,061	38.5%

Three months ended September 30, 2023
	IFRS revenues	Remove fair value adjustments to acquired deferred revenue	Revenues excluding fair value adjustments to acquired deferred revenue	Adjusted EBITDA	Adjusted EBITDA Margin
Legal Professionals	$688	$1	$689	$338	49.1%
Corporates	391	—	391	164	41.9%
Tax & Accounting Professionals	203	1	204	64	31.2%

“Big 3” Segments Combined	1,282	2	1,284	566	44.0%
Reuters News	180	—	180	37	20.4%
Global Print	137	—	137	55	39.6%
Eliminations/ Rounding	(5)	—	(5)	—	n/a
Corporate costs	—	—	—	(26)	n/a

Consolidated totals	$1,594	$2	$1,596	$632	39.6%

n/a: not applicable

Margins are computed using whole dollars, as a result, margins calculated from reported amounts may differ from those presented due to rounding.

(1)	Refer to page 22 for additional information on non-IFRS financial measures.

Thomson Reuters Reports Third-Quarter 2024 Results

Reconciliation of adjusted EBITDA margin(1)

Nine months ended September 30, 2023
	IFRS revenues	Remove fair value adjustments to acquired deferred revenue	Revenues excluding fair value adjustments to acquired deferred revenue	Adjusted EBITDA	Adjusted EBITDA Margin
Legal Professionals	$2,107	$1	$2,108	$1,001	47.5%
Corporates	1,218	3	1,221	481	39.4%
Tax & Accounting Professionals	714	11	725	302	41.6%

“Big 3” Segments Combined	4,039	15	4,054	1,784	44.0%
Reuters News	549	—	549	111	20.1%
Global Print	408	—	408	158	38.6%
Eliminations/ Rounding	(17)	—	(17)	—	n/a
Corporate costs	—	—	—	(82)	n/a

Consolidated totals	$4,979	$15	$4,994	$1,971	39.5%

Thomson Reuters Corporation

“Big 3” Segments and Consolidated Adjusted EBITDA(1) and the Related Margins(1)

(millions of U.S. dollars, except for margins)

(unaudited)

Year Ended
December 31,
2023
Adjusted EBITDA(1)
Legal Professionals	$1,299
Corporates	619
Tax & Accounting Professionals	490

“Big 3” Segments Combined(1)	2,408
Reuters News	172
Global Print	213
Corporate costs	(115)

Adjusted EBITDA	$2,678

“Big 3” Segments Combined(1)
Adjusted EBITDA	$2,408
Revenues, excluding $15 million of fair value adjustments to acquired deferred revenue	$5,500
Adjusted EBITDA margin	43.8%
Consolidated(1)
Adjusted EBITDA	$2,678
Revenues, excluding $16 million of fair value adjustments to acquired deferred revenue	$6,810
Adjusted EBITDA margin	39.3%

n/a: not applicable

Margins are computed using whole dollars, as a result, margins calculated from reported amounts may differ from those presented due to rounding.

(1)	Refer to page 22 for additional information on non-IFRS financial measures.

Thomson Reuters Reports Third-Quarter 2024 Results

Non-IFRS Financial Measures	Definition	Why Useful to the Company and Investors

Adjusted EBITDA and the related margin

Represents earnings or losses from continuing operations before tax expense or benefit, net interest expense, other finance costs or income, depreciation, amortization of computer software and other identifiable intangible assets, Thomson Reuters share of post-tax earnings or losses in equity method investments, other operating gains and losses, certain asset impairment charges and fair value adjustments, including those related to acquired deferred revenue.

The related margin is adjusted EBITDA expressed as a percentage of revenues. For purposes of this calculation, revenues are before fair value adjustments to acquired deferred revenue.

Provides a consistent basis to evaluate operating profitability and performance trends by excluding items that the company does not consider to be controllable activities for this purpose.

Also, represents a measure commonly reported and widely used by investors as a valuation metric, as well as to assess the company’s ability to incur and service debt.

Adjusted earnings and adjusted EPS

Net earnings or loss including dividends declared on preference shares but excluding the post-tax impacts of fair value adjustments, including those related to acquired deferred revenue, amortization of acquired intangible assets (attributable to other identifiable intangible assets and acquired computer software), other operating gains and losses, certain asset impairment charges, other finance costs or income, Thomson Reuters share of post-tax earnings or losses in equity method investments, discontinued operations and other items affecting comparability. Acquired intangible assets contribute to the generation of revenues from acquired companies, which are included in the company’s computation of adjusted earnings.

The post-tax amount of each item is excluded from adjusted earnings based on the specific tax rules and tax rates associated with the nature and jurisdiction of each item.

Adjusted EPS is calculated from adjusted earnings using diluted weighted-average shares and does not represent actual earnings or loss per share attributable to shareholders.

Provides a more comparable basis to analyze earnings. These measures are commonly used by shareholders to measure performance.

Effective tax rate on adjusted earnings

Adjusted tax expense divided by pre-tax adjusted earnings. Adjusted tax expense is computed as income tax (benefit) expense plus or minus the income tax impacts of all items impacting adjusted earnings (as described above), and other tax items impacting comparability.

In interim periods, the company also makes an adjustment to reflect income taxes based on the estimated full-year effective tax rate. Earnings or losses for interim periods under IFRS reflect income taxes based on the estimated effective tax rates of each of the jurisdictions in which Thomson Reuters operates. The non-IFRS adjustment reallocates estimated full-year income taxes between interim periods but has no effect on full-year income taxes.

Provides a basis to analyze the effective tax rate associated with adjusted earnings.

The company’s effective tax rate computed in accordance with IFRS may be more volatile by quarter because the geographical mix of pre-tax profits and losses in interim periods may be different from that for the full year. Therefore, the company believes that using the expected full-year effective tax rate provides more comparability among interim periods.

Free cash flow	Net cash provided by operating activities and other investing activities, less capital expenditures, payments of lease principal and dividends paid on the company’s preference shares.	Helps assess the company’s ability, over the long term, to create value for its shareholders as it represents cash available to repay debt, pay common dividends and fund share repurchases and acquisitions.

Changes before the impact of foreign currency or at “constant currency”	The changes in revenues, adjusted EBITDA and the related margin, and adjusted EPS before currency (at constant currency or excluding the effects of currency) are determined by converting the current and equivalent prior period’s local currency results using the same foreign currency exchange rate.	Provides better comparability of business trends from period to period.

Changes in revenues computed on an “organic” basis	Represent changes in revenues of the company’s existing businesses at constant currency. The metric excludes the distortive impacts of acquisitions and dispositions from not owning the business in both comparable periods.	Provides further insight into the performance of the company’s existing businesses by excluding distortive impacts and serves as a better measure of the company’s ability to grow its business over the long term.

Accrued capital expenditures as a percentage of revenues	Accrued capital expenditures divided by revenues, where accrued capital expenditures include amounts that remain unpaid at the end of the reporting period. For purposes of this calculation, revenues are before fair value adjustments to acquired deferred revenue.	Reflects the basis on which the company manages capital expenditures for internal budgeting purposes.

“Big 3” segments	The company’s combined Legal Professionals, Corporates and Tax & Accounting Professionals segments. All measures reported for the “Big 3” segments are non-IFRS financial measures.	The “Big 3” segments comprised approximately 80% of revenues and represent the core of the company’s business information service product offerings.

Please refer to reconciliations for the most directly comparable IFRS financial measures.